SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                    Form 15

            Certification and Notice of Termination of Registration
          under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
                        Under Sections 13 and 15(d) of
                      the Securities Exchange Act of 1934

                                               Commission File Number: 0-20803

                           IXC COMMUNICATIONS, INC.
            (Exact name of registrant as specified in its charter)

                           IXC Communications, Inc.
                      1122 Capital of Texas Highway South
                             Austin, TX 78746-6426
                                (512) 328-1112
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


 Common Stock, par value $0.01 per share and associated preferred stock purchase rights
 7 1/4% Junior Convertible Preferred Stock Due 2007, par value $0.01 per share
   6 3/4% Cumulative Convertible Preferred Stock, par value $0.01 per share
      Depositary Shares, each representing a one-twentieth interest in a share of 6 3/4% Cumulative Convertible Preferred Stock,
                           par value $0.01 per share
           (Title of each class of securities covered by this Form)

        12 1/2% Series B Junior Exchangeable Preferred Stock Due 2009,
                           par value $0.01 per share
      (Title of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

 Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:


          Rule 12g-4(a)(1)(i)   [x]       Rule 12h-3(b)(1)(ii)      [ ]
          Rule 12g-4(a)(1)(ii)  [ ]       Rule 12h-3(b)(2)(i)       [ ]
          Rule 12g-4(a)(2)(i)   [ ]       Rule 12h-3(b)(2)(ii)      [ ]
          Rule 12g-4(a)(2)(ii)  [ ]       Rule 15d-6                [ ]
          Rule 12h-3(b)(1)(i)   [x]

     Approximate number of holders of record as of the
       certification or notice date:
      Common Stock, par value $0.01 per share                             One
      Preferred Stock Purchase Rights                                    None
      7 1/4% Junior Convertible Preferred Stock Due 2007, par value
        $0.01 per share                                                  None
      6 3/4% Cumulative Convertible Preferred Stock, par value
        $0.01 per share                                                  None
      Depositary Shares, each representing a one-twentieth
        interest in a share of 6 3/4% Cumulative Convertible
        Preferred Stock, par value $0.01 per share                       None

      Pursuant to the requirements of the Securities Exchange Act of 1934
IXC Communications, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date: January 10, 2000                      By: /s/ Thomas E. Taylor
                                                ------------------------
                                                Name:   Thomas E. Taylor
                                                Title:  Secretary